[LETTERHEAD OF STIFEL, NICOLAUS & COMPANY, INCORPORATED]

August 11, 2010

Via Facsimile and Edgar
(202) 772-9216

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Re:	Charter Financial Corporation
Registration Statement on Form S-1
File No. 333-167634
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Charter Financial Corporation (the “Company”) in requesting that the Company’s above-referenced Registration Statement on Form S-1, as amended, be accelerated so that it will become effective on August 12, 2010, at 3:00 p.m., or as soon thereafter as practicable.

Sincerely,

Stifel, Nicolaus & Company, Incorporated

By:	/s/ Robin Suskind

Name:	Robin Suskind
Title:	Managing Director